Confidential Treatment
Requested by JPMorgan Chase & Co.

June 14, 2013

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    JPMorgan Chase & Co.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Form 10-Q for Quarter Ended March 31, 2013
Filed May 8, 2013
File No. 001-05805

Dear Ms. Hayes:

We are in receipt of the letter dated May 31, 2013 to Marianne Lake, Chief Financial Officer of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”), from the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”), regarding the above-referenced filings.

Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Pursuant to the provisions of 17 C.F.R. §200.83, we have separately submitted a copy of this letter containing the redacted portions of this letter with the Staff and have requested confidential treatment for the redacted portions of this letter.

To assist in your review of our responses to the comments set forth in the Staff's letter, we have set forth below in full the comments contained in the letter, together with our responses.

Form 10-K for Fiscal Year Ended December 31, 2012
Business – Supervision and regulation, page 1
Powers of the FDIC upon insolvency of an insured depository institution of the Firm, page 6

1. We note your statement that the FSA has recently issued a proposal that may require the Firm to either obtain equal treatment for U.K depositors or “subsidiarize” in the U.K. It is not clear whether the equal treatment refers to U.K depositors being treated the same as U.S depositors; U.K depositors having priority over public noteholders; or

Confidential Treatment
Requested by JPMorgan Chase & Co.

equal treatment in some other sense. Please explain. Additionally, explain the meaning of “subsidiarize” in the U.K.

The reference to equal treatment refers to U.K. depositors being treated the same as U.S. depositors.  The term “subsidiarize” means, in this context,  to convert the branch that takes deposits into a U.K.-incorporated subsidiary, or alternatively to cease taking deposits in the branch and take them in a separately incorporated U.K. subsidiary.

For the information of the Staff, Congress passed depositor preference legislation in 1993, giving a preference to deposit liabilities over general unsecured creditors in the distribution of bank receivership proceeds to claimants.  In 1994, the FDIC's General Counsel issued an advisory letter opinion that concluded that the term “deposit liability” should be interpreted to exclude deposits at foreign branches of U.S. banks.  The effect of this view was to subordinate foreign branch deposits to domestic deposits, making them pari passu with general creditor claims.

In September 2012, the FSA issued a consultation paper stating that U.K. depositors should benefit from the same priority afforded to the bank's depositors in its home country in the event of failure.  The FSA proposed that banks from countries that have a national depositor preference regime, such as the United States, either implement an alternative arrangement that ensures that U.K. depositors are pari passu with depositors at domestic branches  (i.e., be given “equal treatment”) or only take deposits at U.K.-incorporated subsidiaries (i.e., “subsidiarize”).  In future filings, at such time as this topic is again discussed, the Firm will endeavor to make these references clearer.

Management’s Discussion and Analysis
Capital Management, page 116
Regulatory capital, page 117

2. We note that you attribute the increase in risk-weighted assets (“RWA) during 2012 to growth in the Firm’s assets as well as an adjustment to reflect regulatory guidance regarding a limited number of market risk models used for certain positions held during the first half of 2012, including the synthetic credit portfolio. We further note that the adjustment to RWA decreased substantially in the fourth quarter of 2012 as a result of regulatory approval of certain market risk models and a reduction in related positions. Please provide us with a more thorough explanation of the referenced regulatory adjustments. Please also consider providing a RWA rollforward in your future filings that separately quantifies changes in book size, book quality, and model changes by risk-weighted asset type, if possible.

[Redacted]

In future filings, the Firm will further enhance its qualitative description for significant changes in RWA during the reporting period, if any. In addition, the Firm will continue to consider disclosing a quantitative rollforward of RWA. Because of the numerous factors that impact

Confidential Treatment
Requested by JPMorgan Chase & Co.

RWA, including changes in complex regulatory calculations, and the level of detail required to prepare and understand such a quantitative rollforward, the Firm believes that such a rollforward will require significant time and effort to properly plan and implement. In the interim, for investors that are interested in more detailed information, beginning in the first quarter of 2013, supplemental information on the market risk RWA, is available in the Firm's Market Risk, Pillar 3 report located on the Firm's website.  Other risk components of RWA will be disclosed in the Pillar 3 report upon implementation of Basel II. In its future filings, the Firm will refer readers of its financial statements to this supplemental information available on its website.

Notes to Consolidated Financial Statements
Note 3 – Fair Value Measurement, page 196
Credit adjustments, page 212

3. We note that you record credit valuation adjustments (“CVA”) to reflect counterparty credit risk in the valuation of derivative assets as well as debit valuation adjustments (“DVA”) to reflect your own credit risk in the valuation of derivative and other liabilities measured at fair value (e.g., structured notes). We also note your disclosure that the methodology to determine your DVA adjustment is generally consistent with CVA and incorporates your own credit spread as observed through the credit default swap (“CDS”) market. Given the volatility of these adjustments due to the tightening/widening of your own credit spreads and changes in counterparty credit quality, we believe that the models and significant assumptions used to determine these adjustments should be disclosed. Accordingly, please revise your future filings to describe the models and significant assumptions used to determine both your CVA and DVA. Please also clarify whether there are any differences in how DVA is calculated for your derivatives as compared to your structured note liabilities.

In future filings, the Firm will enhance its disclosures to describe the models and significant assumptions used to determine CVA and DVA for derivatives and structured note liabilities.

[Redacted]

Note 4 – Fair Value Option, page 214

4. We note that you have elected the fair value option for your structured notes and that such notes are classified within Deposits, Other borrowed funds, or Long-term debt. We further note that the derivatives embedded within these notes are the primary driver of risk and may have a significant impact on the fair value of such notes. Please revise your future filings to include a tabular presentation of your structured note products segregated by both balance sheet classification (e.g., Deposits, Other borrowed funds, or Long-term debt) and by the specific risk components to which the value of such notes are linked (e.g., equity, foreign currency exchange rates, interest rates, credit).

Confidential Treatment
Requested by JPMorgan Chase & Co.

The Firm will revise its future filings to include a tabular presentation of structured notes segregated by balance sheet classification and the specific risk components to which the value of such notes are linked, as follows:

[Redacted]

Note 17 – Goodwill and other intangible assets, page 291
Mortgage servicing rights, page 292

5. Please address the following with respect to your tabular disclosure of your mortgage servicing rights (“MSR”) activity on page 293 as well as your related discussions on pages 84-85:

• Your discussions on pages 84-85 appear to be separating the components of mortgage servicing revenue between operating revenue and risk management revenue. Consider revising this section in future filings to more transparently identify your purpose and how you delineate between these two types of mortgage servicing revenues. As part of this discussion, clearly identify how you compute the amounts labeled as “Changes in MSR asset fair value due to modeled amortization,” including the assumptions used.

In future filings, the Firm will revise the description of “Net mortgage servicing revenue” (as shown in the shaded box on page 85 of the Firm's 2012 Form 10-K) as follows:

Net mortgage servicing revenue includes the following components:

(a)	Operating revenue predominantly represents the return on Mortgage Servicing's MSR asset and includes:

•	Actual gross income earned from servicing third-party mortgage loans, such as contractually specified servicing fees and ancillary income; and

•	The change in the fair value of the MSR asset due to the collection or realization of expected cash flows.

(b)
Risk management represents the components of Mortgage Servicing's MSR asset that are subject to ongoing risk management activities, together with derivatives and other instruments used in those risk management activities.

In its future filings, the Firm will revise the “Changes in MSR asset fair value due to modeled amortization” label to “Changes in MSR asset fair value due to collection/realization of expected cash flows” (or something similar) to clarify how the related amount has been determined. The Firm also intends to revise the "Changes due to market interest rates" label to "Changes due to market interest rates and other," and to footnote this line to describe what it represents (as discussed in the last bullet point below).

Confidential Treatment
Requested by JPMorgan Chase & Co.

• On a related note, it appears that you began using the term “modeled amortization” to refer to your modeled servicing portfolio runoff (or time decay) beginning in 2011. Please confirm that this line item represents the collection/realization of servicing cash flows over time and clarify whether a prepayment assumption is built into this number or quantified separately. Please also revise your future filings to clarify your use of the term “modeled amortization” as we note this term may be confusing to readers given that you have elected to account for your MSRs using the fair value measurement method as opposed to the amortization method pursuant to ASC 860-50-35-1.

As noted, the term “modeled amortization” refers to the collection or realization of servicing cash flows during the reporting period, and the Firm will revise its description of this amount in future filings.

Regarding the Staff's question about whether a prepayment assumption is built into this amount, modeled servicing cash flows do incorporate a prepayment assumption. By way of example, assume that at the beginning of a reporting period the Firm's MSR valuation model anticipates that $100 of loans will prepay by the end the reporting period (based upon the prepayment assumption then incorporated into the valuation model). If $120 of loans actually prepay during the reporting period, the “modeled amortization” amount would incorporate $100 of previously modeled prepayments and the $20 of additional prepayments would be reported in “Changes due to market interest rates and other” (as further discussed in the last bullet point below). Likewise, if only $80 of loans actually prepay during the reporting period, the “modeled amortization” amount would still incorporate $100 of modeled prepayments and the $20 prepayment shortfall would be reported in "Changes due to market interest rates and other."

• We note that the line item “Other changes in valuation due to inputs and assumptions” represents the aggregate impact of changes in model inputs and assumptions (including costs to service, home prices, mortgage spreads, ancillary income, and assumptions used to derive prepayment speeds) as well as changes to the valuation models themselves. To the extent that there are multiple factors affecting the valuation, and particularly when potentially offsetting changes in the valuation occur, the amounts due to the various factors should be separately discussed and quantified. Please revise your future filings accordingly.

In future filings, the Firm will expand its disclosure of “Other changes in valuation due to inputs and assumptions” as shown in the table below. The Firm will also disaggregate prior period amounts to conform to this revised presentation.

Changes in valuation due to inputs and assumptions:
Projected cash flows (e.g., cost to service)	$XX
Discount rates	XX
Prepayment model changes and other	XX

Confidential Treatment
Requested by JPMorgan Chase & Co.

While changes in the home price index also impact the fair value of the MSR, such changes ultimately result in changes to the Firm's cost to service assumption and/or its prepayment assumption. Accordingly, the Firm does not intend to separately attribute changes in the fair value of the MSR asset to changes in the home price index. However, if changes in the home price index were a significant driver of changes to the cost to service assumption or to loan prepayment rates, the Firm would disclose this fact (as it did in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

• Please revise your future filings to clarify where prepayment assumptions are presented in your table. For example, it would appear that the line item “Changes due to market interest rates” would include the impact of interest rate changes on estimated prepayment speeds; however, it also appears that the “Other changes in valuation due to inputs and assumptions” line item includes a component related prepayment speed assumptions. Clearly identify how the impact of prepayment speed assumptions is split between these two line items.

For the Staff's information, changes in prepayments affect both the “Changes due to market interest rates [and other]” line and the “Other changes in valuation due to inputs and assumptions” line. The Firm's prepayment model assumes a certain relationship between changes in interest rates and changes in prepayment speeds. The “Changes due to market interest rates [and other]” line represents both changes in estimated future prepayments due to changes in interest rates (based upon this assumed relationship), and the difference between actual and expected prepayments in the current period. The “Other changes in valuation due to inputs and assumptions” line includes changes in estimated future prepayments resulting from changes in certain other assumptions used by the model (e.g., the home price index) and/or from changes to the prepayment model itself.

In future filings, the Firm will add a footnote to the “Changes due to market interest rates and other” line to state “Represents both the impact of changes in estimated future prepayments due to changes in interest rates, and the difference between actual and expected prepayments in the current period.” The Firm will also add a footnote to the “Prepayment rates and other” line of the table presented above to state “Represents changes in prepayments other than those attributable to changes in market interest rates.”

Form 10-Q for Quarterly Period Ended March 31, 2013
Notes to Consolidated Financial Statements
Note 5 – Derivative instruments, page 109

6. We note that you have separately presented $18.8 billion of derivative receivables and $16.5 billion of derivative payables in your tabular disclosure on pages 112-113 and have excluded such derivatives from your table on page 114. Your basis for excluding these derivatives from your gross derivatives balances is somewhat unclear given that you refer to these as “derivative receivables/payables not nettable under U.S. GAAP”. Your disclosure preceding the tables on pages 112-113 indicates that these derivatives have

Confidential Treatment
Requested by JPMorgan Chase & Co.

been separately presented due to the fact that legal opinions have not been either sought or obtained. Please clarify whether the lack of a legal opinion means that the master netting agreements are not “enforceable” and therefore such derivatives are not within the scope of the guidance of ASC 210-20-50-1(d). If so, please revise your disclosure in future filings to clarify this fact and describe any common features or counterparties to these types of derivative contracts where you do not have “enforceable” master netting arrangements. If the master netting agreements have been determined to be legally enforceable but the amounts have not been netted in the financial statements because other GAAP requirements have not been met, please tell us why these amounts have not been included in the amounts required to be disclosed by ASC 210-20-50-3(a) and (c). As a related matter, please tell us how you considered the guidance in paragraphs 15-16 of ASC 210-20-55 which requires the information in ASC 210-20-50-3(c) – (e) to be grouped by type of instrument or by counterparty since your disclosure on page 114 appears to provide this disclosure on an aggregate basis.

[Redacted]

Regarding the guidance in ASC 210-20-55, the Firm elected to aggregate the information required by ASC 210-20-50-3(c)-(e) by instrument rather than by counterparty.  Paragraph 15 of ASC 210-20-55 provides examples of types of instrument, differentiating between derivatives, repurchase and reverse repurchase agreements and securities borrowing and lending agreements, but not disaggregating those instruments further.  The Firm further considered that Example 1 in ASC 210-20-55 (which illustrates the ways to meet the quantitative disclosure information by type of instrument) similarly differentiates instrument types between derivative transactions versus securities financing transactions, in the aggregate.  Finally, paragraph 22 of ASC 210-20-55 describes the tabular illustration of (a) - (c) as "further disaggregation" of the derivative line item into "underlying risk" and "how the derivative is transacted". This detailed presentation following paragraph 22 is not characterized as an example of instrument type, but as an example of further disaggregation. Therefore, the Firm believes that the presentation on page 114 is consistent with the requirements of paragraphs 15-16 of ASC 210-20-55. In addition, the Firm believes that further disaggregation of collateral by underlying risk exposure would not be practicable or meaningful, since the amount of collateral exchanged is often determined at a counterparty level, considering the net exposure of derivative instruments with various risk exposures.

Note 12 – Securities financing activities, page 127

7. Consistent with comment 6 above, it appears that you have excluded certain amounts that were not netted in your financial statements from the beginning “net asset/liability balance” in the tables on the bottom of pages 127-128. Your disclosure indicates that $11.0 billion in resale agreements and $9.9 billion in repurchase agreements were excluded from these disclosures as such agreements were “not nettable under U.S. GAAP”. Again it is not clear whether you have determined that these instruments are not within the scope of the guidance in ASC 210-20-50-1(d) since they are not subject to legally

Confidential Treatment
Requested by JPMorgan Chase & Co.

enforceable master netting arrangements, or whether they have been excluded simply because they do not meet other GAAP offsetting requirements. Please clarify your basis for us, and to the extent that the exclusion is due to the fact that you have not determined they are subject to legally enforceable master netting arrangements, please tell us whether there are any common features or counterparties to these types of contracts which are not subject to “enforceable” master netting arrangements.

The amounts shown separately as “not nettable” on pages 127-128 include only situations where a legal opinion has not been sought or obtained, as indicated in the opening paragraph to the table. Transactions for which a legal opinion had been sought and obtained but other requirements relevant to net presentation of repurchase agreements were not met, such as whether the end dates of the transactions exactly match, were determined to be in the scope of the disclosures and were included in "U.S. GAAP nettable" amounts.

[Redacted]

* * * * * * *

This is to acknowledge that (i) the Firm is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Firm may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or request any further information, please do not hesitate to contact me.

Yours Sincerely,

/s/ Marianne Lake
Marianne Lake
Chief Financial Officer